00:08
same old rosemary olive oil combination
00:11
so I just threw these ingredients
00:16
together and this sauce is what happened
00:23
[Music]
00:31
the garlic roasted into the roast and
00:34
the almonds toasted into a nice crust on
00:38
the outside and everybody loved it
00:40
especially my husband so I kept making
00:43
it and I would try with different
00:45
vinegars and I tried it with different
00:47
diets and you know that kind of thing
00:48
but that was always my our favorite was
00:52
the recipe that is an animal it's
00:54
immediate plan you must start as you
00:56
must start this and I kept saying don't
00:58
be ridiculous
00:59
but my craft and he said it finally he
01:04
badgered me so much and so hard that I
01:07
probably said okay fine I'll do it and
01:10
then it just blew up in we got a patent
01:16
in 96 we were in over 200 stores by the
01:20
time by 97 98 we were in six hundred
01:24
stores across the country
01:25
we had a 4,000 square foot plan and
01:28
compared to our private matters part of
01:30
a plan it was crazy but in 2000
01:33
distribution changed and we just had the
01:35
one product so please pull it because we
01:38
didn't really have anything else so the
01:40
distributor's were ministers interested
01:41
in

01:43
I brought it out about two years ago
01:48
right after my husband died and I wanted
01:54
to do something to honor his memory and
01:55
also to have something to do to get my
01:57
mind off of everything and so I did that
02:00
I brought them almost back out I started
02:02
selling in a little store in Lockhart
02:04
and then I discovered Blackduck garlic I
02:07
mean who knew fermented garlic and so
02:11
somebody suggested that I just switched
02:13
the garlic's out and try it and see what
02:15
would happen and it was incredible so
02:19
now I have two products and I think
02:21
Bryan would be really really excited
02:23
about that and we sell it online and
02:27
we're at farmers markets and people are
02:29
addicted what can I say
02:33
you

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